UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

ENGlobal Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

293306106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293306106	Page 2 of 7 Pages

1.	Names of reporting persons. William A. Coskey
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Citizenship or place of organization – United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power – 100
	6.	Shared voting power – 8,840,597
	7.	Sole dispositive power – 100
	8.	Shared dispositive power – 8,840,597
9.	Aggregate amount beneficially owned by each reporting person – 8,840,697
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Row (9) – 32.1%
12.	Type of reporting person (see instructions) – IN

Page 3 of 7 Pages

Item 1.

(a)	Name of Issuer – ENGlobal Corporation

(b)	Address of Issuer’s Principal Executive Offices – 654 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060-5914

Item 2.

(a)	Name of Person Filing – William A. Coskey

(b)	Address of Principal Business Office or, if none, Residence – 654 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060-5914

(c)	Citizenship – USA

(d)	Title of Class of Securities – Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP Number – 293306106

Item 3.	Statements is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not applicable

CUSIP No. 293306106	Page 4 of 7 Pages

1.	Names of reporting persons. Alliance 2000, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Citizenship or place of organization – Texas
Number of shares beneficially owned by each reporting person with	5.	Sole voting power – 0
	6.	Shared voting power – 8,840,597
	7.	Sole dispositive power – 0
	8.	Shared dispositive power – 8,840,597
9.	Aggregate amount beneficially owned by each reporting person – 8,840,597
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Row (9) – 32.1%
12.	Type of reporting person (see instructions) – PN

Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer – ENGlobal Corporation

(b)	Address of Issuer’s Principal Executive Offices – 654 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060-5914

Item 2.

(a)	Name of Person Filing – Alliance 2000, Ltd.

(b)	Address of Principal Business Office or, if none, Residence – 654 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060-5914

(c)	Place of Organization – Texas

(d)	Title of Class of Securities – Common Stock

(e)	CUSIP Number – 293306106

Item 3.	Statements is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not applicable

Page 6 of 7 Pages

Item 4.	Ownership.

The percentages used herein are calculated based on 27,513,574 shares of Common Stock issued and outstanding as of November 1, 2017, based on information publicly disclosed by the Issuer.

(a)	Amount beneficially owned: Mr. Coskey beneficially owns 8,840,697 shares of the Issuer’s Common Stock. This amount includes 8,840,597 shares of Common Stock held in the name of Alliance 2000, Ltd., whose general partner is jointly owned by Mr. Coskey and his spouse. Mr. Coskey has shared power to vote and dispose of such shares. The total amount of shares beneficially owned by Mr. Coskey also includes 100 shares of Common Stock owned by Mr. Coskey and purchased on June 16, 1998 at the time ENGlobal became listed with the American Stock Exchange. Mr. Coskey has a pecuniary interest in the shares beneficially owned by Alliance 2000, Ltd. and has shared voting power and investment power over such shares and, thus, may be deemed to beneficially own such shares.

(b)	Percent of class: 32.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 100

(ii)	Shared power to vote or to direct the vote: 8,840,597

(iii)	Sole power to dispose or to direct the disposition of: 100

(iv)	Shared power to dispose or to direct the disposition of: 8,840,597

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	January 31, 2018

/s/ William A. Coskey
William A. Coskey

ALLIANCE 2000, LTD.

By:	BHC Management Corp., its general partner

By:	/s/ William A. Coskey
President